EGW CAPITAL INC. 10-12G

 Exhibit 4.2

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) made and entered into this 8th day of January, 2018 (the “Execution Date”),

BETWEEN:

EGW Capital Inc. of 501 Silverside Road Wilmington, Delaware, USA

(the “Seller”)

OF THE FIRST PART

And

Crypto Ventures India of 192, Priyadarshni Vihar, New Delhi - 110092, India

(the “Purchaser”)

OF THE SECOND PART

BACKGROUND:

1.	The Seller is the owner of record of 12,750 Common Stock shares of stock (the “Stock”) of EGW Capital Inc. (the “Corporation”).

2.	The Seller desires to sell the Stock to the Purchaser and the Purchaser desires to purchase the Stock from the Seller.

IN CONSIDERATION OF and as a condition of the parties entering into this Agreement and other valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the parties to this Agreement agree as follows:

Purchase and Sale

1.	Except as otherwise provided in this Agreement, all monetary amounts referred to in this Agreement are in USD (US Dollars).

2.	The Seller agrees to sell and the Purchaser agrees to purchase all the rights, title, interest, and property of the Seller in the Stock for an aggregate purchase price of $6.25 per share (the “Purchase Price”).

3.	A fixed sum of $97,537 will be payable on closing of this Agreement.

4.	The Purchaser will pay proceeds to the Indian subsidiary “EGW Capital Inc.” for the expansion of the business operations outside the United States.

5.	All payments will be in the form of certified check, wire transfer, or bank draft of immediately available funds. In the case of a direct wire transfer the Seller will give notice to the Purchaser of the bank account particulars at least 5 business days prior to the Closing Date.

Representations and Warranties of the Seller

The Seller warrants and represents to the Purchaser as follows:

1.	The Seller would not be recognized as an issuer, insider, affiliate, or associate of the Corporation as defined or recognized under applicable securities laws and regulations.

2.	The Seller will issue restricted shares to the Purchaser under the the Safe Harbor of Regulation S.

3.	The Seller is the owner in clear title of the Stock and the Stock is free of any lien, encumbrance, security interests, charges, mortgages, pledges, or adverse claim.

4.	The Seller is not bound by any agreement that would prevent any transactions connected with this Agreement.

5.	There is no legal action or suit pending against any party, to the knowledge of the Seller, that would materially affect this Agreement.

Representations and Warranties of the Purchaser

The Purchaser warrants and represents to the Seller as follows:

1.	The Purchaser would not be recognized as an issuer, insider, affiliate, or associate of the Corporation as defined or recognized under applicable securities laws and regulations.

2.	The Purchaser is not bound by any agreement that would prevent any transactions connected with this Agreement.

3.	There is no legal action or suit pending against any party, to the knowledge of the Purchaser, that would materially affect this Agreement.

Closing

1.	The closing of the purchase and sale of the Stock (the “Closing”) will take place on April 12, 2017 (the “Closing Date”) at the offices of the Seller or at such other time and place as the Seller and the Purchaser mutually agree. At Closing and upon the Purchaser paying the Purchase Price in full to the Seller, the Seller will deliver to the Purchaser duly executed transfers of the Stock.

Expenses

1.	All parties agree to pay all their own costs and expenses in connection with this Agreement.

2.	No party to this Agreement will pay any type of finder’s fee to any other party to this Agreement or to any other individual in connection to this Agreement.

3.	All parties to this Agreement warrant and represent that no investment banker or broker or other intermediary has facilitated the transaction contemplated by this Agreement and is entitled to a fee or commission in connection with said transaction. All parties to this Agreement indemnify and hold harmless all other parties to this Agreement in connection with any claims for brokerage fees or other commissions that may be made by any party pertaining to this Agreement.

Dividends

1.	Any dividends earned by the Stock and payable before the Closing of this Agreement will belong to the Seller, and any dividends earned by the Stock and payable after the Closing of this Agreement will belong to the Purchaser.

2.	Any rights to vote attached to the Stock will belong to the Seller before the Closing and will belong to the Purchaser after the Closing.

Governing Law

1.	The Purchaser and the Seller submit to the jurisdiction of the courts of the State of Delaware for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement. This Agreement will be enforced or construed according to the laws of the State of Delaware.

Miscellaneous

1.	Time is of the essence in this Agreement.

2.	This Agreement may be executed in counterparts. Facsimile signatures are binding and are considered to be original signatures.

3.	All warranties and representations of the Seller and the Purchaser connected with this Agreement will survive the Closing.

4.	This Agreement will not be assigned either in whole or in part by any party to this Agreement without the written consent of the other party.

5.	Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.

6.	If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties’ intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7.	This Agreement contains the entire agreement between the parties. All negotiations and understandings have been included in this Agreement. Statements or representations which may have been made by any party to this Agreement in the negotiation stages of this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value in this Agreement. Only the written terms of this Agreement will bind the parties.

8.	This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon the Seller and the Purchaser and their respective successors, assigns, executors, administrators, beneficiaries, and representatives.

9.	Any notices or delivery required here will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the parties at the addresses contained in this Agreement or as the parties may later designate in writing.

10.	All of the rights, remedies and benefits provided by this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law.

IN WITNESS WHEREOF the Seller and Purchaser have duly affixed their signatures under hand and seal on this 12th day of April, 2017.

EGW Capital Inc. (Seller)

Per:_________________________ (SEAL)

Crypto Ventures India (Purchaser)

Per:_________________________ (SEAL)